SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

ShangPharma Corporation

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

81943P 104

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 81943P 104	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Michael Xin Hui
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

186,801,894 ordinary shares. Hui Family Trust and The Michael Xin Hui Irrevocable Qualified Annuity Trust may be deemed to have shared voting power with respect to the above shares.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

186,801,894 ordinary shares. Hui Family Trust and The Michael Xin Hui Irrevocable Qualified Annuity Trust may be deemed to have shared dispositive power with respect to the above shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,801,894 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 55.7%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 81943P 104	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON The Michael Xin Hui Irrevocable Qualified Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 82,798,901 ordinary shares. Michael Xin Hui and Hui Family Trust may be deemed to have shared voting power with respect to the above shares.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 82,798,901 ordinary shares. Michael Xin Hui and Hui Family Trust may be deemed to have shared dispositive power with respect to the above shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,798,901 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.7%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 81943P 104	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Hui Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 186,801,894 ordinary shares. Michael Xin Hui and The Michael Xin Hui Irrevocable Qualified Annuity Trust may be deemed to have shared voting power with respect to the above shares.
	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

186,801,894 ordinary shares. Michael Xin Hui and The Michael Xin Hui Irrevocable Qualified Annuity Trust may be deemed to have shared dispositive power with respect to the above shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,801,894 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 55.7%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 81943P 104	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON ChemPartner Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 104,002,993 ordinary shares. Michael Xin Hui and Hui Family Trust may be deemed to have shared voting power with respect to the above shares.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 104,002,993 ordinary shares. Michael Xin Hui and Hui Family Trust may be deemed to have shared dispositive power with respect to the above shares.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,002,993 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 31.0%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 81943P 104	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON ChemExplorer Investment Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 82,798,901 ordinary shares. Hui Family Trust and The Michael Xin Hui Irrevocable Qualified Annuity Trust may be deemed to have shared voting power with respect to the above shares.
	6	SHARED VOTING POWER 0
7

SOLE DISPOSITIVE POWER

82,798,901 ordinary shares. Hui Family Trust and The Michael Xin Hui Irrevocable Qualified Annuity Trust may be deemed to have shared dispositive power with respect to the above shares.

	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,798,901 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.7%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 81943P 104	13G	Page 7 of 12 Pages

ITEM 1	(a).	NAME OF ISSUER:

ShangPharma Corporation (the “Issuer”).

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 5 Building, 998 Halei Road Zhangjiang Hi-Tech Park, Pudong New Area Shanghai, 201203 The People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Michael Xin Hui The Michael Xin Hui Irrevocable Qualified Annuity Trust Hui Family Trust ChemPartner Investment Holdings Limited ChemExplorer Investment Holdings Ltd.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Michael Xin Hui

No. 5 Building, 998 Halei Road

Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai, 201203

The People’s Republic of China

The Michael Xin Hui Irrevocable Qualified Annuity Trust

Citi Trust

c/o Closely Held Business

666 Fifth Avenue, Floor 12B

New York, NY 10103

Hui Family Trust

c/o Michael Xin Hui

No. 5 Building, 998 Halei Road

Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai, 201203

The People’s Republic of China

ChemPartner Investment Holdings Limited

c/o Michael Xin Hui

No. 5 Building, 998 Halei Road

Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai, 201203

The People’s Republic of China

ChemExplore Investment Holdings Ltd

c/o Michael Xin Hui

No. 5 Building, 998 Halei Road

Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai, 201203

The People’s Republic of China

CUSIP NO. 81943P 104	13G	Page 8 of 12 Pages

ITEM 2	(c)	CITIZENSHIP:

Michael Xin Hui – United States

The Michael Xin Hui Irrevocable Qualified Annuity Trust– United States

Hui Family Trust– British Virgin Islands

ChemExplore Investment Holdings Ltd– British Virgin Islands

ChemPartner Investment Holdings Limited– British Virgin Islands

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares

ITEM 2	(e).	CUSIP NUMBER:

81943P 104

ITEM 3.		Not Applicable

CUSIP NO. 81943P 104	13G	Page 9 of 12 Pages

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2010:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Michael Xin Hui (1)	186,801,894	55.7%	0	186,801,894	0	186,801,894

The Michael Xin Hui Irrevocable Qualified Annuity Trust (2)	82,798,901	24.7%	0	82,798,901	0	82,798,901

Hui Family Trust (3)	186,801,894	55.7%	0	186,801,894	0	186,801,894

ChemPartner Investment Holdings Limited (4)	104,002,993	31.0%	104,002,993	0	104,002,993	0

ChemExplorer Investment Holdings Ltd(5)	82,798,901	24.7%	82,798,901	0	82,798,901	0

(1) Michael Xin Hui owns 20% of China Gateway Investment Limited, a British Virgin Islands company, and 1.2% of ChemPartner Investment Holdings Limited. China Gateway Investment Limited owns 97.1% of ChemPartner Investment Holdings Limited.

(2) The Michael Xin Hui Irrevocable Qualified Annuity Trust owns 20% of ChemExplorer Investment Holdings Ltd. Michael Xin Hui is the beneficiary of The Michael Xin Hui Irrevocable Qualified Annuity Trust.

(3) Hui Family Trust owns 100% of Joint Benefit Group Limited, a British Virgin Islands company, which owns 1.7% of ChemPartner Investment Holdings Limited and 80% of ChemExplorer Investment Holdings Ltd. Michael Xin Hui’s family members are the beneficiaries of Hui Family Trust.

(4) ChemPartner Investment Holdings Limited was the record owner of 104,002,993 ordinary shares of the Company.

(5) ChemExplorer Investment Holdings Ltd. was the record owner of 82,798,901 ordinary shares of the Company.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Michael Xin Hui may be deemed as the beneficial owner of 186,801,894 ordinary shares directly held by ChemPartner Investment Holdings Limited and ChemExplorer Investment Holdings Ltd. The Michael Xin Hui Irrevocable Qualified Annuity Trust and Hui Family Trust may be deemed to have shared voting power with respect to the above shares. Michael Xin Hui expressly disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein.

Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, The Michael Xin Hui Irrevocable Qualified Annuity Trust may be deemed as the beneficial owner of the 82,798,901 ordinary shares directly held by ChemExplorer Investment Holdings Ltd. Michael Xin Hui and Hui Family Trust may be deemed to have shared voting power with respect to the above shares. The Michael Xin Hui Irrevocable Qualified Annuity Trust expressly disclaims beneficial ownership with respect to the above shares except to the extent of its pecuniary interest therein.

Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Hui Family Trust may be deemed as the beneficial owner of the 186,801,894 ordinary shares directly held by ChemPartner Investment Holdings Limited and ChemExplorer Investment Holdings Ltd. Michael Xin Hui and The Michael Xin Hui Irrevocable Qualified Annuity Trust may be deemed to have shared voting power with respect to the above shares. Hui Family Trust expressly disclaims beneficial ownership with respect to the above shares except to the extent of its pecuniary interest therein.

CUSIP NO. 81943P 104	13G	Page 10 of 12 Pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATIONS:

Not applicable

CUSIP NO. 81943P 104	13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2011

Michael Xin Hui	/s/ Michael Xin Hui
Michael Xin Hui

The Michael Xin Hui Irrevocable Qualified Annuity Trust

/s/ Michael Curran

Name: Michael Curran
Title: Vice President – Trust Officer
On behalf of Citicorp Trust, N.A., as trustee of The Michael Xin Hui Irrevocable Qualified Annuity Trust

Hui Family Trust	/s/ Ronnie Summers

Name: Ronnie Summers
Title: Authorized Signatory
On behalf of Managecorp Limited of Portcullis TrustNet Chambers, as trustee of Hui Family Trust

ChemPartner Investment Holdings Limited	/s/ Michael Xin Hui
Name: Michael Xin Hui
Title: Director

ChemPartner Investment Holdings Limited	/s/ Michael Xin Hui
Name: Michael Xin Hui
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement